Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
31 March 2011
Sterlite Industries (India) Limited
Intimation regarding change in Chief Executive Officer (CEO) and
Chief Financial Officer (CFO)
Mumbai, India
The Board of Directors of Sterlite Industries (India) Limited (“Sterlite”) today approved the change in its Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Mr.Mahendra Singh Mehta has been appointed as the CEO of Sterlite Industries (India) Limited consequent to transfer of Mr.R Kishore Kumar as the CEO for Africa Operations which included the newly acquired zinc assets in Namibia, South Africa and Ireland.
The Board also approved the appointment of Mr.Din Dayal Jalan as the Chief Financial Officer (CFO) of Sterlite Industries (India) Limited.
The above appointment comes into immediate effect.

Sterlite Industries (India) Limited	Page 2 of 2
For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward—looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.